

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2025

Christian Sedor
Chief Accounting Officer
Arhaus, Inc.
51 E. Hines Hill Road
Boston Heights OH 44236

> **Re: Arhaus, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-41009**

Dear Christian Sedor:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services